UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

Commission file number  001-14469

A. Full title of the plan:

SIMON PROPERTY GROUP
AND ADOPTING ENTITIES
MATCHING SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SIMON PROPERTY GROUP, INC.
P.O. BOX 7033
INDIANAPOLIS, IN 46207-7033

REQUIRED INFORMATION

Item 4.            The Plan’s financial statements and schedules have been prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”).  To the extent required by ERISA, the plan financial statements have been examined by independent accountants, except that the “limited scope exemption” contained in Section 103(a) (3) (C) was not available.  Such financial statements and schedules are included in this Report in lieu of the information required by Items 1-3 of Form 11-K.

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL
SCHEDULE

Simon Property Group and Adopting Entities Matching Savings Plan

December 31, 2006 and 2005, and for the Year Ended December 31, 2006

With Report of Independent Registered Public Accounting Firm

Simon Property Group and Adopting Entities Matching Savings Plan

Audited Financial Statements and Supplemental Schedule

December 31, 2006

Report of Independent Registered Public Accounting Firm

To the Plan Administrator of

Simon Property Group and Adopting Entities Matching Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Simon Property Group and Adopting Entities Matching Savings Plan (the Plan) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in its net assets available for benefits for the year ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006, is presented for purposes of additional analysis and is not a required part of the 2006 financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the 2006 financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2006 financial statements taken as a whole.

/s/ Ernst & Young LLP

Indianapolis, IN

June 25, 2007

Simon Property Group and Adopting Entities Matching Savings Plan

Statement of Net Assets Available for Benefits

	December 31
	2006	2005
Assets
Investments:
Money market funds	$814,736	$786,354
Common/collective trust	21,912,786	19,083,750
Mutual funds	168,912,788	141,351,254
Common stock	11,661,619	8,828,696
Participant loans receivable	2,511,147	2,500,114
Total investments	205,813,076	172,550,168

Receivables:
Outstanding trades receivable	120,465	—
Investment income	68,639	56,297
Total receivables	189,104	56,297

Total assets	206,002,180	172,606,465

Liabilities
Outstanding trades payable	230,588	—
Total liabilities	230,588	—

Net assets available for benefits at fair value	205,771,592	172,606,465

Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts	220,239	216,651

Net assets available for benefits	$205,991,831	$172,823,116

See accompanying notes.

Simon Property Group and Adopting Entities Matching Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2006

Additions
Contributions:
Participant	$10,275,084
Rollover	294,946
Employer	6,621,791
Transfer-in of plan assets	8,653,879
Net appreciation in fair value of investments	10,129,928
Investment income	13,691,301
Total additions	49,666,929

Deductions
Benefits paid	16,268,433
Administrative expenses	229,781
Total deductions	16,498,214

Net increase	33,168,715

Net assets available for benefits:
Beginning of year	172,823,116
End of year	$205,991,831

See accompanying notes.

Simon Property Group and Adopting Entities Matching Savings Plan

Notes to Financial Statements

1. Description of the Plan

The following brief description of the Simon Property Group and Adopting Entities Matching Savings Plan (the Plan) provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

General

The Plan is a defined contribution plan sponsored by Simon Property Group, L.P. and affiliated companies (the Employer).  Simon Property Group, Inc. is the parent and managing general partner of Simon Property Group, L.P. The Plan is administered by an Administrative Committee appointed by the Employer. The trustee and record-keeper of the Plan is Fidelity Management Trust Company (Fidelity or the Trustee).

Plan Termination

Although the Employer has not expressed any intent to terminate the Plan, it may do so at any time by action of the Plan’s Administrative Committee, subject to the provisions of ERISA.  Upon termination of the Plan, participants become fully vested in their entire account balance.

Plan Eligibility

For the purpose of making a before-tax contribution or a rollover contribution, an employee becomes a member of the Plan on the first day of the month coincident with or following the completion of 60 days of active employment and attainment of age 21. For the purpose of receiving the employer match and any discretionary employer contribution, an employee becomes a member of the Plan on the first day of the month coincident with or following completion of one year of eligible service (at least 1,000 hours of employment) and upon reaching age 21.

Employee Contributions

Participants are allowed to contribute from 1% to 50% of their before-tax compensation. Contributions are subject to maximum limitations as defined in the Internal Revenue Code (the Code).

Employer Contributions

The Employer currently matches 100% of the participants’ first 3% elected salary deductions and 50% of the participants’ next 2% elected salary deductions. In addition, the Employer made a discretionary profit-sharing contribution of 1.5% of participant compensation in 2006 and 2005. This contribution applied to all eligible employees as defined. As of December 31, 2006 and 2005, cumulative participant forfeitures totaled $790,908 and $140,497, respectively, and are used to reduce future employer contributions. Forfeitures used to reduce employer contributions during 2006 were $729,086.

Simon Property Group and Adopting Entities Matching Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Participant Accounts

Each participant’s account is credited for participant contributions and allocations of the Employer’s contributions and the Plan’s earnings. Investment earnings are allocated proportionately among all participants’ accounts in an amount which bears the same ratio of their account balance to the total fund balance.

Participant Loans

All employees that invest in the Plan can borrow from their accounts. Amounts borrowed by the participant are transferred from one or more of the investment funds. The participant pays interest on the loan based on market interest rates at the date of the loan. This interest is credited to the participant’s account balance. Both the maximum amounts available and repayment terms for such borrowings are restricted under provisions of the Plan.

Vesting

Participants’ contributions and related investment income become vested at the time they are credited to the participants’ accounts.

Profit-sharing contributions vest according to the following schedule:

Years of Vesting Service	Percentage Vested and Nonforfeitable

Less than 3	0%
3	30
4	40
5	60
6	80
7 or more	100

Employees vest immediately in employer-matching contributions contributed on and after January 1, 2000.

Payment of Benefits

Upon termination of service or retirement, participants may elect to receive payments over a period provided in the Plan Document or in a lump-sum amount equal to the vested portion of their accounts as of the most recent valuation date before the distribution. Forfeitures of nonvested amounts for terminated employees are used to reduce the Employer’s contributions in future years.

Administrative Expenses

All administrative expenses, with the exception of legal expenses and audit fees, are paid by the Plan.

Simon Property Group and Adopting Entities Matching Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value which equals the quoted market price on the last business day of the plan year. The shares of registered investment companies are valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end.

Mutual funds are valued at quoted market prices that represent the net asset values of shares held by the Plan at year-end.

The Plan’s interest in the collective trust is valued based on information reported by the Trustee regarding the fair value of the underlying assets.

The participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

New Accounting Pronouncement

In December 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP).   The FSP defines the circumstances in which an investment contract is considered fully benefit responsive and provides certain reporting and disclosure requirements for fully benefit responsive investment contracts in defined contribution health and welfare and pension plans. The financial statement presentation and disclosure provisions of the FSP are effective for financial statements issued for annual periods ending after December 15, 2006 and are required to be applied retroactively to all prior periods presented for comparative purposes.  The Plan has adopted the provisions of the FSP at December 31, 2006.

As required by the FSP, investments in the accompanying Statements of Net Assets Available for Benefits include fully benefit responsive investment contracts recognized at fair value.  AICPA Statement of Position 94-4-1, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans, as amended, requires fully benefit responsive investment contracts to be reported at fair value in the Plan’s Statement of Net Assets Available for Benefits with a corresponding adjustment to reflect these investments at contract value. The requirements of the FSP have been applied retroactively to the Statement of Net Assets Available for Benefits as of December 31, 2005 presented for comparative purposes.  Adoption of the FSP had no effect on the Statement of Changes in Net Assets Available for Benefits for any period presented.

Simon Property Group and Adopting Entities Matching Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements, in conformity with U.S. generally accepted accounting principles, requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.

Reclassifications

Certain 2005 amounts have been reclassified to conform to the 2006 presentation.  These reclassifications have no impact on net results previously reported.

3. Investments

The fair market values of individual assets that represent 5% or more of the Plan’s assets held for investment purposes at December 31, 2006 and 2005, are as follows:

		2006	2005
**	Fidelity Growth and Income Fund	$33,095,155	$30,936,267
**	Fidelity Spartan U.S. Equity Index Portfolio Fund	22,322,175	18,992,228
**	Templeton Institutional Foreign Equity	15,976,960	11,560,690
**	Fidelity Low Priced Stock Fund	23,701,457	21,919,764
	Fidelity Magellan Fund	15,721,937	15,579,248
	Fidelity Managed Income Portfolio Fund	21,912,786	19,083,750
	MSI Balance Advanced Fund	19,157,997	17,796,375
	Simon Property Group, Inc. Corporate Common Stock	11,661,619	8,828,696

**Denotes a portion of the fund is nonparticipant directed.

Simon Property Group and Adopting Entities Matching Savings Plan

Notes to Financial Statements (continued)

3. Investments (continued)

During 2006, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated in fair value as determined by quoted market prices as follows:

Net Realized and Unrealized Appreciation in Fair Value of Investments
Mutual funds	$3,130,538
Common stock	6,999,390
$10,129,928

4. Nonparticipant-Directed Investments

The nonparticipant-directed investments are comprised of various mutual funds as directed by the discretionary profit-sharing contribution. Information about the net assets and significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31
	2006	2005
Net assets:
Mutual funds	$40,362,388	$37,705,858
Money market funds	490,303	487,918
	$40,852,691	$38,193,776

Year Ended December 31
2006
Changes in net assets:
Contributions	$2,455,376
Interest income	121,697
Net appreciation	4,167,840
Benefits paid to participants	(4,008,519)
Administrative expenses	(77,479)
$2,658,915

Simon Property Group and Adopting Entities Matching Savings Plan

Notes to Financial Statements (continued)

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated September 28, 2006, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended.  Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

6. Risk and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

7. Plan Merger

During 2004, the Employer acquired Chelsea Property Group, Inc. and its subsidiaries (Chelsea). Chelsea has served as sponsor and administrator for the Chelsea Property Group, Inc. 401(k) Plan (the Chelsea Plan). On January 1, 2006, the net assets of the Chelsea Plan were merged into the Plan and the participants of the Chelsea Plan became participants of the Plan. The former Chelsea participants were 100% vested as of December 31, 2005.  The provisions of the Plan apply to the former Chelsea Plan participants beginning with contributions made and benefits earned effective January 1, 2006.

8. Related Party Transactions

During 2006 and 2005, the Plan received $356,327 and $313,865, respectively, in dividends related to its investment in the Employer’s common stock.

Simon Property Group and Adopting Entities Matching Savings Plan

Notes to Financial Statements (continued)

9.  Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2006	2005
Net assets available for benefits per the financial statements	$205,991,831	$172,823,116
Adjustment from contract value to fair value for interest in collective trust relating to fully responsive investment contracts	(220,239)	—
Net assets available for benefits per the Form 5500	$205,771,592	$172,823,116

The following is a reconciliation of net appreciation from the financial statements to the Form 5500:

Year Ended December 31
2006
Net appreciation in fair value of investments	$10,129,928
Adjustments from contract value to fair value	(220,239)
Net appreciation per the Form 5500	$9,909,689

Supplemental Schedule

Simon Property Group and Adopting Entities Matching Savings Plan

Schedule H, Line 4i — Schedule of Assets
(Held at End of Year)

EIN:  35-1903854          Plan Number:  002

December 31, 2006

Identity of Issue, Borrower,	Description of		Current
Lessor, or Similar Party	Investment	Cost	Value
Money market funds
*Fidelity Institutional Cash Portfolio Money Market Fund	814,736 shares	814,736	$814,736

Common stock
*Simon Property Group Common Stock	115,131 shares	**	11,661,619

Common/collective trusts
*Fidelity Managed Income Portfolio Fund	22,133,025 shares	**	21,912,786

Mutual funds
*Fidelity Growth and Income Fund	1,062,445 shares	37,657,952	33,095,155
*Fidelity Magellan Fund	175,625 shares	**	15,721,937
*Fidelity Spartan U.S. Equity Index Portfolio Fund	446,842 shares	17,436,467	22,322,175
*Fidelity Low Priced Stock Fund	544,361 shares	17,147,154	23,701,457
CS Cap Appreciation Com	56,192 shares	**	997,962
Franklin Small Mid Cap Growth A	106,826 shares	**	4,034,800
MSI Balance Advanced Fund	1,452,464 shares	**	19,157,997
PIMCO Total Return Fund	745,838 shares	7,811,353	7,741,802
RS Diversified Growth Fund	86,261 shares	1,482,153	2,081,485
Templeton Institutional Foreign Equity	599,061 shares	10,968,641	15,976,960
Vanguard Bond Intermediate Term Portfolio Fund	756,113 shares	7,567,428	7,750,161
Cohen & Steers Rlty	27,423 shares	**	2,452,968
Allianz NFJ Small Cap Value Instl CL	114,141 shares	**	3,679,897
DWS Dreman High Return Ew CL A	56,968 shares	**	2,924,714
Vanguard Intermediate Term Bond Index Admiral Class	138,015 shares	**	1,414,650
Vanguard Growth Index Admiral Class	45,472 shares	**	1,353,699
*FID Freedom Income	5,497 shares	**	63,433
*FID Freedom 2000	108 shares	**	1,348
*FID Freedom 2010	41,593 shares	**	608,084
*FID Freedom 2020	59,460 shares	**	923,418
*FID Freedom 2030	21,858 shares	**	350,384
*FID Freedom 2040	45,773 shares	**	433,924
*FID Freedom 2005	8,189 shares	**	95,075
*FID Freedom 2015	55,949 shares	**	682,580
*FID Freedom 2025	78,700 shares	**	1,005,004
*FID Freedom 2035	25,907 shares	**	341,719
			168,912,788

Participant loans	interest rates range from 5% to 10.75%		2,511,147
			$205,813,076

*                    Indicates party-in-interest to the Plan.

**             Denotes all of the fund is participant directed, cost information is no longer required.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SIMON PROPERTY GROUP
AND ADOPTING ENTITIES
MATCHING SAVINGS PLAN
(Name of Plan)

Date: June 28, 2007	/s/ John Dahl
John Dahl
Senior Vice President and Chief Accounting Officer

Exhibit Index

Exhibit number	Description
23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm
99.1	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002